

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Derek Satzinger
Chief Financial Officer
Mason Industrial Technology, Inc.
110 East 59th Street
New York, NY 10022

> **Re: Mason Industrial Technology, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 001-39955**

Dear Derek Satzinger:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction